Equillium, Inc.
2223 Avenida de la Playa, Suite 105
La Jolla, California 92037

November 9, 2022

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:        Tim Buchmiller

Re:          Equillium, Inc.
Registration Statement on Form S-4 (File No. 333-268024)

Dear Mr. Austin:

This letter is sent on behalf of Equillium, Inc. (the “Company”) in connection with the above-referenced Registration Statement on Form S-4 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby requests that the effective date of the Registration Statement be accelerated to 4:00 p.m., Eastern Time, on November 10, 2022, or as soon thereafter as practicable.

Please contact Tom Coll or Dylan Kornbluth, each of Cooley LLP, at (858) 550-6013 or (858) 550-6173, respectively, with any questions you may have concerning this request. In addition, please notify Mr. Coll or Mr. Kornbluth when the request for acceleration has been granted.
Sincerely,

Equillium, Inc.

By:	/s/ Bruce D. Steel
Name:	Bruce D. Steel
Title:	Chief Executive Officer

cc:          Tom Coll, Cooley LLP
Rama Padamanabhan, Cooley LLP
Dylan Kornbluth, Cooley LLP
Robert Ishii, Wilson Sonsini Goodrich & Rosati PC
Miranda Biven, Wilson Sonsini Goodrich & Rosati PC
Megan J. Baier, Wilson Sonsini Goodrich & Rosati PC
Catherine Riley Tzipori, Wilson Sonsini Goodrich & Rosati PC
David G. Sharon, Wilson Sonsini Goodrich & Rosati PC
Preston Klassen, Metacrine, Inc.